82-3936

Phoenix Canada Oil Company Limited

3080 YONGE STREET • SUITE 5004 • BOX 60 • TORONTO • ONTARIO • CANADA • M4N 3N1
Telephone (416) 368-4440 • Telecopier (416) 865-1382
e-mail:phoenix@atlantor.com

RECEIVED
2007 SEP 18 A 10:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PRESS RELEASE

SUPPL

FOR IMMEDIATE RELEASE:

SUBJECT: **Phoenix Canada Oil Extends International Patent Filings on Hydrogen Gas Generation Technology**

Toronto; 11 September 2007 -- **Phoenix Canada Oil Company** (TSXV : **PCO** & OTC BB : **PHXCF**) reports that new patent filings, deriving from the recent issue of U.S. Patent No. 7,122,171, have been completed under International Patent Cooperation Treaty (PCT) rules. Under the Technology License Agreement with a major U.S. research university, held by its U.S. unit, **Phoenix International Energy Inc.**, Phoenix holds exclusive worldwide rights to the proprietary technology for a period of twenty years beyond the initial 17-year patent term.

Phoenix said that the U. S. patent was the primary milestone that established its leading position in the developing hydrogen economy. Phoenix claims that the U.S. patent validates its proprietary "foundation" technology covering the solar light-powered generation of low cost, pure hydrogen gas from a common water feedstock. The patent also provides a strong measure of confidence that no competitive "prior art" that conflicts with the Company's innovative hydrogen technology was determined in the examination process.

The PCT filing procedure is being extended to Canada, the European Union, Australia and India. The Indian filing is considered of special economic interest due to the sub-continent's rapidly expanding economy which remains dependent on geologically limited energy resources. India's patent law system is patterned on established English and U.S. common law practice that clearly recognizes and protects intellectual property rights.

The patented Phoenix hydrogen generation technology employs practically the full spectrum of solar light energy to catalytically produce virtually inexhaustible hydrogen gas resources of pristine energy from an ordinary water feedstock. Hydrogen's combustion products consist exclusively of heat and water vapor. The elimination of greenhouse gas emissions and global warming effects will ensure long-term environmental stability.

PROCESSED
SEP 24 2007
THOMSON FINANCIAL

-30-

07026711

Further Information -- Contact:
S. Donald Moore, President
T. 416.368.4440
E. phoenix@atlantor.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this release.

dlw 9/19 END